Senior Housing Properties Trust
400 Centre Street
Newton, MA  02458

December 26, 2007

VIA FAX AND EDGAR

Mr. Daniel Gordon
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F St. Street, N.E.
Washington, D.C. 20549

RE:	Senior Housing Properties Trust (the “Company”)
Form 10-K for the year ended December 31, 2006
Filed February 28, 2007 (the “Filing”)
File No. 001-15319

Dear Mr. Gordon:

We are writing in response to your letter dated December 12, 2007.  For your convenience, your original comments appear below in bold text and are followed by our responses.

10-K for the year ended December 31, 2006

Item 9A – Controls and Procedures, page 50

1.
You disclose that your internal control system is designed to provide reasonable assurance to your management and board of trustees regarding the preparation and fair presentation of published financial statements. You also disclose that you concluded that you maintain effective internal control over financial reporting as of February 2, 2007. Please confirm to us that you concluded that your controls were effective “at the reasonable assurance level.” Furthermore, please include the “at the reasonable assurance level” language in your future filings.

We confirm that we maintained effective internal controls over financial reporting “at the reasonable assurance level” as of February 2, 2007.

We expect to include the following report in future filings on Form 10-K in Item 9A (to the extent then accurate):

“We are responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system is designed to provide reasonable assurance to our management and board of trustees regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 20xx.  In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based on our assessment, we believe that, as of December 31, 20xx, our internal control over financial reporting is effective.”

Consolidated Statement of Income, page F-5

2.
We note that you have presented “(Loss)/gain on sale of properties” in your income statement as discontinued operations; however, it appears that this line only includes the (loss)/gain on sale and does not include the results of operations from these properties that were disposed of by sale.  Please explain.  For reference, please see SFAS 144.

“(Loss)/gain on sale of properties” does not relate to discontinued operations. We had no discontinued operations.

We have recorded (loss) / gain on the sale of properties in the income statement in conformity with Regulation S-X Rule 3-15, Special Provisions as to Real Estate Investment Trusts, and Regulation S-X Rule 5-03, Income Statements. Regulation S-X Rule 3-15, Special Provisions as to Real Estate Investment Trusts, specifies that the income statement prepared pursuant to Rule 5-03 shall include the following additional captions between those required by Rule 5-03.15 and 16: “(i) Income or loss before gain or loss on sale of properties, extraordinary items and cumulative effect of accounting changes, and (ii) gain or loss on sale of properties, less applicable income tax”.

Accordingly, we presented (loss)/gain in our income statement in the following order (the numbers in parentheses refer to subparts of Regulation S-X Rule 3-15):
(14)	Income or loss from continuing operations
(15)	Not applicable
(Loss)/gain on sale of properties, less applicable income tax
(16-18)	Not applicable
(19)	Net income or loss

To avoid misunderstanding, in future filings (to the extent then accurate) we will use the caption “Income before gain or loss on the sale of properties”, rather than “Income or loss from continuing operations”.

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We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above.  Please call me at (617) 219-1405 if you have any questions or require additional information.

Sincerely,

SENIOR HOUSING PROPERTIES TRUST

By: /s/ Richard A. Doyle Jr.
Richard A. Doyle Jr.
Treasurer & Chief Financial Officer

cc:	Jessica Barberich
Staff Accountant
United States Securities and Exchange Commission